

Mail Stop 4631

August 31, 2017

Via E-mail
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, CT 06890

    Re: Sturm, Ruger & Company, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 22, 2017
            Form 8-K Filed February 22, 2017
            Form 8-K Filed May 8, 2017
            Form 8-K Filed August 2, 2017
            File No. 1-10435

Dear Mr. Dineen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8 – Financial Statements and Supplementary Data, page 47

17. Contingent Liabilities, page 68
Summary of Claimed Damages and Explanation of Product Liability Accruals, page 70

1.   We understand from your footnote that "it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period." Please revise future annual and quarterly filings to also

disclose whether the resolution of these matters could have a material adverse impact on your cash flows.

<u>Form 8-K Filed February 22, 2017</u>
<u>Form 8-K Filed May 8, 2017</u>
<u>Form 8-K Filed August 2, 2017</u>

2.   It appears to us that your highlighted bullet point reference to EBITDA gives greater prominence to a non-GAAP financial measure. Please revise future earnings releases to fully comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction